Exhibit 3.1

AMENDMENT TO

BYLAWS

OF

LIFE STORAGE, INC.

The Bylaws of LIFE STORAGE, INC. are hereby amended to add new Article XI to read as follows:

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Corporation, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the charter or Bylaws of the Corporation, or (e) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. Unless the Corporation consents in writing, none of the foregoing actions, claims or proceedings shall be brought in any court sitting outside the State of Maryland,

Except as herein amended, the provisions of the Bylaws, as previously amended , shall remain in full force and effect.

Adopted and effective as of May 30, 2019.